FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        June, 2003

Commission File Number:      0-30456

CHARTWELL TECHNOLOGY INC.
(Translation of registrant’s name into English)

Suite 700, 407 2nd Street SW Calgary, Alberta Canada T2P 2Y3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 22, 2003	signed "Don Gleason" Don Gleason, CFO

C h  a  r   t   w   e   l   l     T   e   c   h   n    o   l   o   g   y     I  n  c .

PRESS RELEASE

CHARTWELL ANNOUNCES RECORD REVENUES FOR 2ND QUARTER 2003

Chartwell Technology Inc.	TSX-VEN: CWH

Calgary, Canada, June 12, 2003, Chartwell Technology Inc. (TSX-VEN: CWH) a leading provider of gaming software systems and entertainment content to the online gaming industry, announces financial results for the second quarter ended April 30, 2003.

Revenue growth and profitability are the important characteristics of Chartwell’s second quarter of operations, building on the strong revenue and profitability reported in the first quarter.

Total revenue for the second quarter 2003 increased 125% to $1,946,497 compared to $865,810 in the same period of 2002. Total revenues for the six months ended April 30 2003 increased 185% to $3,637,973 compared to $1,273,153 for the corresponding period of the previous year. License fee revenue for the second quarter 2003 totaled $1,576,740 compared to $538,403 for the same period of the previous year representing an increase of over 190%. For the six months ending April 30 2003 license fee revenue totaled $2,760,048 compared to $876,305, an increase of over 210% from the previous year.

Expenses for the second quarter 2003 totaled $1,793,634 which included a currency translation expense of $382,876 due to the strengthening Canadian dollar against its US counterpart. While revenues are not affected the Company incurred the currency translation expense due to a revaluation of its US monetary assets.

The net income for the period, after the currency translation expense, was $152,863 or $0.01 per share compared with a loss $568,224 for the corresponding period of the previous year. For the six months ending April 30 2003 the company’s net income totals $500,476 or $.04 per share compared to a loss of $1,345,070 or ($0.09) per share for the same period in the previous year. Chartwell remains debt free and strengthened its cash position ending the quarter with working capital of $ 6,618,605.

“Our consistently strong revenue growth reflects the success which we have achieved by remaining true to our unique business model and by concentrating on the development of our unique gaming systems.”, states Darold Parken, President and CEO. “This quarter marks an important milestone for the Company where license fee revenues exceed operational expenses achieving the initial profitability target which we will now build on. We look forward to continued revenue growth in future quarters as the company expands its European client base and deploys additional technologies such as it wireless gaming system and its multi-player poker and bingo products to provide additional revenue streams and corresponding profit for the Company”.

For the balance of the fiscal year, Chartwell will continue to focus on specific innovative software development projects, responsible gaming functionality and further European market expansion. These are important components of Chartwell’s plan for ongoing success and accelerated profitability.

About Chartwell

Chartwell Technology Inc.specializes in the development of leading edge gaming applications and entertainment content for the Internet and wireless platforms. Chartwell’s Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients.

Chartwell’s team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact:  Chartwell Technology Inc.

Darold H Parken, President (877) 261-6619 or (403) 261-6619 dhp@chartwelltechnology.com	David Bajwa, Investor Relations (877) 669-4180 or (604) 669-4180 info@chartwelltechnology.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained herein which are not historical fact are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements, including, but not limited to, certain delays in testing and evaluation of products, regulation of the online gaming industry, and other risks detailed from time to time in Chartwell’s filings with the Securities & Exchange Commission. We assume no responsibility for the accuracy and completeness of these statements and are under no duty to update any of the forward-looking statements contained herein to conform these statements to actual results. This is not an offer to sell or a solicitation of an offer to purchase any securities.

Chartwell Technology Inc.

Consolidated Interim Financial Statements

For the three months and six months ended April 30, 2003

CHARTWELL TECHNOLOGY INC.

Consolidated Balance Sheets

		April 30, 2003 (unaudited)		October 31, 2002
Assets				
Current assets:				
Cash and cash equivalents	$	3,141,819	$	1,704,267
Short term investments		1,682,815		3,181,494
Accounts receivable		1,785,043		1,128,639
Deferred set-up expense		-		91,629
Prepaid expenses		123,320		79,147
		6,732,997		6,185,176
Due from related parties		166,408		162,565
Capital assets		262,729		268,374
Deferred software development costs		55,034		110,068
	$	7,217,168	$	6,726,183
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	106,936	$	169,154
Current portion of obligations under capital lease		7,456		6,841
Deferred revenue		31,000		-
		145,392		175,995
Obligations under capital lease		5,099		8,987
Shareholders' equity:				
Share capital		14,657,223		14,632,223
Deficit		(7,590,546)		(8,091,022)
		7,066,677		6,541,201
	$	7,217,168	$	6,726,183

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Income (Loss) and Deficit

(unaudited)

	Three months ended April 30,		Six months ended April 30,	
	2003	2002	2003	2002
Revenue:				
Software set-up fees	$ 342,500	$ 317,460	$ 823,000	$ 317,460
Software license fees	1,576,740	538,403	2,760,048	876,305
Interest and other	27,257	9,947	54,925	79,388
	1,946,497	865,810	3,637,973	1,273,153
Expenses:				
Software development and support	971,181	640,991	1,843,034	1,300,362
General and administrative	389,784	737,267	811,446	1,211,910
Depreciation and amortization	22,276	26,964	43,568	50,181
Amortization of deferred software development costs	27,517	27,519	55,034	55,038
	1,410,758	1,432,741	2,753,082	2,617,491
Income from operations	535,739	(566,931)	884,891	(1,344,338)
Foreign currency losses	382,876	1,293	384,415	732
Net income (loss)	152,863	(568,224)	500,476	(1,345,070)
Deficit, beginning of period	(7,743,409)	(7,436,586)	(8,091,022)	(6,659,740)
Deficit, end of period	$ (7,590,546)	$ (8,004,810)	$ (7,590,546)	$ (8,004,810)
Net income (loss) per share basic & diluted	$ 0.01	$ (0.04)	$ 0.04	$ (0.10)

See accompanying notes to consolidated interim financial statements.

Weighted-average shares basic & diluted	13,503,593	13,487,301	13,495,312	13,487,301

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended April 30,		Six months ended April 30,	
	2003	2002	2003	2002
Cash provided by (used in):				
Operations:				
Funds from operations:				
Net income (loss)	$ 152,863	$ (568,224)	$ 500,476	$ (1,345,070)
Depreciation and amortization	22,276	26,964	43,568	50,181
Unrealized foreign exchange losses	253,481	-	253,481	-
Interest income capitalized	(1,902)	-	(3,843)	-
Amortization of deferred software development costs	27,517	27,519	55,034	55,038
Deferred set-up costs	-	-	91,629	-
	454,235	(513,741)	940,345	(1,239,851)
Change in non-cash working capital:				
Accounts receivable	(115,591)	(203,060)	(656,404)	(331,120)
Prepaid expenses	(8,798)	2,605	(44,173)	8,348
Deferred revenue	(40,254)	22,757	31,000	102,377
Accounts payable and accrued liabilitie	(46,123)	(61,218)	(62,218)	(22,143)
	(210,766)	(238,916)	(731,795)	(242,538)
	243,469	(752,657)	208,550	(1,482,389)
Financing:				
Issue of shares	25,000	-	25,000	121,088
Repayment of lease obligations	(1,672)	(3,112)	(3,273)	(6,118)
	23,328	(3,112)	21,727	114,970
Investments:				
Purchase of short term investments	791,004	381,393	1,498,679	75,470
Purchase of capital assets	(6,999)	(23,568)	(37,923)	(46,405)
	784,005	357,825	1,460,756	29,065
Effect of foreign exchange rate changes on cash and cash equivalents	(253,481)	-	(253,481)	-
	(253,481)	-	(253,481)	-
Increase (decrease) in cash	797,321	(397,944)	1,437,552	(1,338,354)
Cash, beginning of period	2,344,498	1,800,668	1,704,267	2,741,078
Cash, end of period	$ 3,141,819	$ 1,402,724	$ 3,141,819	$ 1,402,724
Supplemental cash flow information:				
Cash interest received	$ 25,355	$ 9,947	$ 51,082	$ 79,388
Cash interest paid	527	867	1,124	1,472

See accompanying notes to consolidated interim financial statements.

CHARTWELL TECHNOLOGY INC.

Notes to Consolidated Interim Financial Statements
For the three months and six months ended April 30, 2003
(unaudited)

These consolidated interim financial statements of Chartwell Technology Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles using the same accounting policies as were used for the consolidated financial statements for the year ended October 31, 2002, except as described below in Note 3 Change in Accounting Policy. These consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2002.

1. Share capital:

As at April 30, 2003 and October 31, 2002 the Company had 15,842,701 and 15,817,701 common shares outstanding and 2,667,766 and 2,388,866 options to acquire common shares respectively.

2. Segmented information:

The Company has aggregated its Canadian and Belize operating segments into one reporting segment as management has determined that the nature of the operations in each segment meets the aggregation criteria specified by the CICA. The Company's software set-up and license fees are from domestic and foreign entities and originate from the following countries of operations:

	Three months ended April 30			Six months ended April 30		
2003	Canada	Belize	Total	Canada	Belize	Total
Software set-up fees	$ -	$ 342,500	$ 342,500	$ -	$ 823,000	$ 823,000
Software license fees	$ 63,440	$ 1,513,300	$ 1,576,740	118,078	2,641,970	2,760,048
2002	Canada	Belize	Total	Canada	Belize	Total
Software set-up fees	$ -	$ 317,460	$ 317,460	$ -	$ 317,460	$ 317,460
Software license fees	$ 71,844	$ 466,559	$ 538,403	$ 119,453	$ 756,852	$ 876,305

3. Change in accounting policy:

Effective November 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations require equity instruments awarded to employees and the cost of the service received as consideration to be measured and recognized based on the fair value of the equity instruments issued. Compensation expense is recognized over the period of related employee service, usually the vesting period of the equity instrument awarded. The new recommendations permit the measurement of compensation expense for stock options granted to employees and directors that are not direct awards of stock, stock appreciation rights or otherwise call for settlement in cash or other assets by an alternative method and to provide pro forma disclosure of the financial results using the fair value method.

The Company has elected to follow an alternative method of accounting for stock options awarded to employees and recognize no compensation expense when stock options are granted. The Company has calculated the fair value of stock options granted to employees, directors, and officers using the Black Scholes option pricing model with a dividend yield of 0% and with the following weighted-average assumptions: Risk free interest rate-4%, Volatility-97%, Expected option life-5 years. Had compensation expense been determined based on the fair value of the employee stock option awards at the grant dates in accordance with the new recommendations, the Company's net income and earnings per share would have been changed to the following pro forma amounts:

	Three months ended April 30, 2003		Six months ended April 30, 2003	
	As reported	Pro forma	As reported	Pro forma
Net income	$ 152,863	$ 146,122	$ 500,476	$ 493,735
Earnings per share basic & diluted	$ 0.01	$ 0.01	$ 0.04	$ 0.04